UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Rennova Health, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

759757 88 3

(CUSIP Number)

Seamus Lagan

931 Village Boulevard, Suite 905

West Palm Beach, FL 33409

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759757 88 3	13D	Page 2 of 6

1.	Names of Reporting Persons Seamus Lagan
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship Or Place Of Organization Ireland

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 11
	8.	Shared Voting Power 1,263,583
	9.	Sole Dispositive Power 11
	10.	Shared Dispositive Power 1,263,583
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,263,594
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 40.4%
14.	Type of Reporting Person IN

CUSIP No. 759757 88 3	13D	Page 3 of 6

1.	Names of Reporting Persons Alcimede LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship Or Place Of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,263,583
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,263,583

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,263,583
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 40.4%
14.	Type of Reporting Person OO

CUSIP No. 759757 88 3	13D	Page 4 of 6

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D amends the Statement on Schedule 13D, dated November 2, 2015, as previously amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6 and No. 7 to Schedule 13D, with respect to the Common Stock, $0.0001 par value per share (the “Shares”), of Rennova Health, Inc., a Delaware corporation (the “Issuer”), filed by: Seamus Lagan; and Alcimede LLC, a Delaware limited liability company (“Alcimede”). Except as expressly amended below, Schedule 13D, dated November 2, 2015, as previously amended, remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended, and this Amendment No. 8 to Schedule 13D is being filed, to include the following:

On May 5, 2020, Alcimede exchanged the 250,000 shares of the Issuer’s Series K Convertible Preferred Stock owned by Alcimede for 250,000 shares of the Issuer’s Series L Convertible Preferred Stock (the “Series L Preferred Stock”). Alcimede owns all of the Series L Preferred Stock. The shares of Series L Preferred Stock are not convertible into Shares prior to December 1, 2020. From and after December 1, 2020, each share of Series L Preferred Stock is convertible, at the option of the holder, into that number of Shares determined by dividing the stated value (which is $1.00 per share) of such share of Series L Preferred Stock by the conversion price. The conversion price is equal to the average closing price of the Shares on the 10 trading days immediately prior to the conversion date. This Amendment No. 8 is being filed to reflect the fact that the shares of Series L Preferred Stock are now convertible into Shares within the next 60 days.

Each holder of the Series L Preferred Stock is entitled to vote on all matters submitted to a vote of the holders of the Shares. Each share of Series L Preferred Stock shall be entitled to the whole number of votes equal to the number of Shares into which it is then convertible (or would be convertible, if prior to December 1, 2020). The Series L Preferred Stock shall vote with the Shares as if they were a single class of securities. As of October 2, 2020, the shares of Series L Preferred Stock were entitled to an aggregate of 1,263,583 votes.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to include the following:

The percentage of voting power of the Issuer’s voting securities controlled by Mr. Lagan and Alcimade may impede the acquisition of control of the Issuer by any person.

CUSIP No. 759757 88 3	13D	Page 5 of 6

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of October 2, 2020, Mr. Lagan may be deemed to beneficially own 1,263,594 Shares (or approximately 40.4% of the total number of Shares then currently deemed outstanding), which consists of five Shares owned of record by Mr. Lagan and six stock options owned of record by Mr. Lagan, and as to which Mr. Lagan may be deemed to have sole dispositive and voting power; and 1,263,583 Shares into which the Series L Preferred Stock owned of record by Alcimede is convertible within 60 days. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede over the 1,263,583 Shares into which the Series L Preferred Stock owned of record by Alcimede is convertible within 60 days. The Series L Preferred Stock is not convertible into Shares prior to December 1, 2020, but such date is 60 days from October 2, 2020. Using the conversion price that would have been in effect as of October 2, 2020 ($0.19785), the shares of Series L Preferred Stock owned by Alcimede would be convertible into 1,263,583 Shares. As of October 2, 2020, the shares of Series L Preferred Stock were also entitled to an aggregate of 1,263,583 votes on all matters submitted to a vote of the holders of Shares, as described above. In addition, Mr. Lagan has an irrevocable proxy to vote the Series M Preferred Stock owned by Christopher Diamantis. As a result, as of October 2, 2020, Mr. Lagan and Alcimede owned, or had the right to vote, securities holding 63.7% of the total voting power of the Issuer’s voting securities. Because the conversion price of the Series L Preferred Stock is determined based on the market price of the Shares, the number of Shares into which the Series L Preferred Stock is convertible and the number of votes to which the Series L Preferred Stock is entitled will fluctuate.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit 99.1 – Joint Filing Agreement pursuant to Rule 13d-1(k).*

* Filed herewith

CUSIP No. 759757 88 3	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2020	/s/ Seamus Lagan
Seamus Lagan, individually

October 14, 2020	Alcimede LLC

	By:	/s/ Seamus Lagan
Seamus Lagan, Sole Manager